The Case for Voting AGAINST the Proposed DHC-OPI Merger

Presentation Prepared by Flat Footed LLC

August 2023

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Flat Footed LLC and the other participant named in the proxy solicitation (collectively, "Flat Footed," "FFL," or "we") and are based on publicly available information with respect to Diversified Healthcare Trust (the "Company"). Flat Footed recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Flat Footed's conclusions. Flat Footed reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Flat Footed disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Flat Footed herein are based on assumptions that Flat Footed believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

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Table of Contents

Executive Summary

Key Points: DHC Can Thrive as an Independent Company

Merger Materially Undervalues DHC

Deal price is materially below numerous alternative valuations.

Deal consideration materially undervalues DHC's Senior Housing Operating Portfolio ("SHOP").

DHC and Office Properties Income Trust's ("OPI") financial advisors agree the deal price should be higher.

Process Deeply Flawed

The RMR Group LLC ("RMR") hopelessly conflicted.

RMR orchestrated a deal that benefits OPI and RMR at the expense of DHC shareholders.

Is Bank of America a truly independent advisor?

Selected recent dubious acts.

Vastly Superior Alternatives

Realize full potential of senior housing operating portfolio.

Step 1: Align capital spending plan with available cash resources.

Step 2: Sell select non-core assets to realize value and improve liquidity.

Step 3: Address remaining liquidity needs through readily available financing options.

Flat Footed LLC and Our Investment in DHC



FFL is a special situation, value-oriented investment management firm focused on leveraged, asset-heavy companies with complex capital structures, led by individuals with decades of experience investing across the public and private markets, including the real estate investment trust ("REIT") and senior housing industries.

While we are primarily equity investors, we invest across the equity and debt securities of companies that have experienced adversity but whose prospects are materially improving. FFL's joint equity & debt investments in recovering companies have been successful for both equity holders and debt holders: Brookdale Senior Living, Enerflex, Peabody Energy, Service Properties Trust, and Transocean LTD. We are not a loan-to-own investment firm and have not owned equity or debt securities in a company prior to it filing for bankruptcy.

We have been invested in DHC equity since 2020. We made our long-term investments in DHC after conducting a rigorous analysis of the Company's balance sheet, capital structure, management agreements, portfolio, and market opportunities. Contrary to the Company's conclusory allegations, we believe the interests of DHC's shareholders and long-term debt holders are aligned.

Funds managed by FFL own the maximum amount of equity (9.8%) allowed per DHC's charter and REIT ownership limitations. Because of DHC's equity ownership limitations, FFL also purchased the Company's long-term unsecured notes, which traded at levels offering equity-like returns. As of July 28, 2023, FFL owned $49 million in market value of DHC equity and DHC unsecured notes with a market value of $99 million (par value $151 million).

Proposed Merger

Announcement Date: April 11, 2023

Record Date: June 16, 2023

Special Meeting Date: August 30, 2023

Transaction Details:
- Merger between Office Properties Income Trust and Diversified Healthcare Trust
- 58% OPI / 42% DHC post-transaction ownership
- Combined company led by OPI and RMR will continue to externally manage

Consideration:
- DHC shareholders will receive 0.147 shares of OPI for each DHC share
- $1.70 per share as of announcement date
- Currently ~$1.15

Diversified Healthcare Trust

DHC is a healthcare REIT with a focused portfolio poised for growth

DHC Portfolio Overview

- DHC is a REIT that owns senior living communities, medical office, and life science properties, and other healthcare-related properties.
- RMR is the REIT's external manager.
- DHC's portfolio of high-quality assets has a gross book value of ~$7.1 billion:

Premium Assets

Senior Housing Operating Portfolio ("SHOP")

$4.24 billion*	234	25,327
Total gross book value	senior living communities	living units

Medical Offices & Life Sciences Buildings Portfolio

$2.03 billion*	105	~8.8
Total gross book value	medical and life science properties	million rentable square feet

Wellness Center Portfolio

$180 million*	10	~812,000
Total gross book value	wellness centers facilities	square feet of facilities

DHC Corporate Snapshot (Nasdaq: DHC)*

- <u>Headquarters</u>: Newton, Massachusetts
- <u>Founded</u>: 1998
- <u>Employees</u>: 0 (*ALL services provided by RMR*)
- <u>Market Capitalization</u>: $500 million
- <u>Enterprise Value</u>: $2,800 million
- <u>Net Debt to EBITDA</u>: 9.6x



DHC and Relative Peer Performance

	1 Year TSR	3 Year TSR	5 Year TSR
DHC	-53.8%	-62.8%	-89.7%
Ventas, Inc.	-25.2%	45.3%	12.3%
Welltower, Inc.	-22.5%	42.8%	64.6%
MSCI U.S. REIT Index	-20.2%	24.8%	34.0%
FTSE NAREIT Health Index	-24.9%	9.1%	21.9%

Source: Bloomberg; TSR data based on closing prices on April 10, 2023, the day before the transaction was announced.

Data reflects financials and most recent 10-K and 10-Q filings.

Office Properties Income Trust

OPI is an office property REIT with an over-leveraged portfolio

OPI Portfolio Overview

- OPI is a REIT focused on acquiring, owning, developing, and leasing office properties in non-gateway U.S. markets.
- RMR is the REIT's external manager.
- OPI's portfolio consists largely of single-tenant, Class B/C office buildings in challenged markets:

Class B/C Assets

150+ properties In the portfolio	**20+ million** Square feet
~50% of leased square footage declined to renew In Q1'2023	**19.7% rate decline** Of the leases that did renew in Q1'2023

Source: OPI 10-Q and 10-K filings.

OPI Corporate Snapshot (Nasdaq: OPI)*

- Headquarters: Newton, Massachusetts
- Founded: 2009
- Employees: 0 (*ALL services provided by RMR*)
- Market Capitalization: $365 million
- Enterprise Value: $2,800 million
- Net Debt to EBITDA: 7.9x



OPI and Relative Peer Performance

	1 Year TSR	3 Year TSR	5 Year TSR
OPI	-45.8%	-46.4%	-61.7%
Corporate Office Properties	-9.6%	2.4%	9.2%
Cousins Properties Inc.	-41.2%	-28.0%	-26.1%
Highwoods Properties, Inc.	-42.8%	-30.9%	-31.7%
MSCI U.S. REIT Index	-20.2%	24.8%	34.0%
S&P Composite 1500 Office REITs Index	-46.7%	-36.6%	-37.4%

Source: Bloomberg; TSR data based on closing prices on April 10, 2023, the day before the transaction was announced.

Merging These Two REITs is Illogical

DHC and OPI operate in completely different markets with divergent fundamentals

Compelling tailwinds with solvable balance sheet issues	Troubling headwinds with mounting balance sheet problems





+7.4%	**+7.1%**	**-50%**	**-19.7%**
Occupancy Growth from Pandemic Lows	LTM Rate Growth Avg Monthly Rate 1Q23 vs. 1Q22	Of Expiring Square Footage Not Renewing	Reduction in Rents for Renewals
+25%	**+69%**	**67%**	**Double Digit**
Superior Returns on Incremental Capital	Growth of 80+ Population by 2035	Increase in LTM Q1 Lease Cost Commitments / sq. ft. / year	Interest Rate Increases Likely for $1B+ Near-term Refinancings

But for RMR and Adam Portnoy, these two companies would never merge.

Source: Company filings. See April 11 Script at page 7; Form 10-Q for the Quarterly Period Ending March 31, 2023, OPI at page 17.

The Proposed Merger Materially Undervalues DHC

Multiple relevant metrics indicate DHC worth materially more than $1.15 merger consideration



*OPI Form S-4/A filed on July 7, 2023, pg. 53 "OPI engaged a third-party expert with relevant knowledge and experience to assist in the fair value of the assets acquired and liabilities assumed."
**According to the OPI Form S-4/A, "in May 2022, DHC received an unsolicited proposal from a third party regarding a potential transaction with DHC involving the acquisition of all DHC Common Shares for $4.00 in cash per share [...] and that the price proposed was inadequate..."

The Proposed Merger Materially Undervalues DHC

Several datapoints indicate DHC stock is worth many multiples of the $1.15 proposed merger consideration

Expert Valuation	FFL Sum-of-the-Parts	Rejected Cash Offer	Mr. Portnoy Purchases	Current Trading Price
$15.80 / Share	$9.13 / Share	$4.00 / Share	$3.29 / Share	$2.08 / Share
~ 14 x $1.15	~ 8 x $1.15	~ 4 x $1.15	~ 3 x $1.15	~ 2 x $1.15
Fair value assessment by OPI's own valuation expert of DHC's assets is $6.25 billion, implying a NAV of $15.80 per share.	We conservatively value DHC's portfolio of high-quality assets at $5.1 billion, supporting a NAV of $9.13 per share.	In May of 2022, DHC rejected a $4 all-cash offer as "inadequate", notably before the ongoing senior housing recovery.	RMR Chairman and CEO purchased ~10% of DHC for $46.8 million, $3.29 per share highest price paid.	Stock trading consistently in excess of proposed $1.15 take-out valuation.
Merger consideration is an ~90% discount to DHC's NAV.				
Tellingly, OPI recently disclosed that it expects to record a $3.5 billion gain from this lopsided deal.				

The Board of Trustees (the "Board") is asking shareholders to give away $3.5 billion in value to OPI.

Source: Company filings. Note the 93% discount to NAV calculated using OPI's own expert valuation.

Market Reacted Negatively to the Proposed Merger

DHC's stock plunged 19% following the announcement until FFL announced opposition to merger



Source: Bloomberg; DHC's stock closed at $1.24 per share on April 10, 2023, the day before the proposed merger was announced. It closed at $1.00 per share on May 19, 2023.

Other Investors Agree with FFL's Position

Large investors, who together with FFL own 22% of DHC, are publicly opposing the merger



13D filing (June 1, 2023)

> " *We believe DHC has several options to address its near-term maturities that would be preferable to the proposed transaction... Better Alternatives Exist for DHC...* "

H/2 CAPITAL PARTNERS®

13D filing (June 30, 2023)

> " *We have been, and remain, positively disposed towards the Company and supportive of its business. However, we do not believe that DHC's proposed merger with Office Properties Income Trust (the "Proposed Merger") is in the best interests of DHC's shareholders or creditors.* "

Shashi Karan, a 69-year-old retiree from Seattle who owns Diversified Healthcare stock

The Wall Street Journal (July 23, 2023)

> " *I am with Flat Footed and I am very glad they stepped up... These REITs are run by RMR for their benefit, not for the shareholders...* "

DHC's stock climbed more than 10% the day FFL announced its plans to vote against the deal.

Source: Bloomberg and public filings.

The Deal's Deeply Flawed Process

RMR orchestrated this disastrous merger through hand-picked trustees and questionable tactics

The RMR Group is the external manager for DHC and OPI. It is focused on maximizing its own fees rather than DHC shareholder value.

Through its hand-picked boards of trustees, most of whom serve on multiple RMR affiliate boards, RMR has a history of self-dealing at shareholder expense. Here, despite previously rejecting as "inadequate" a $4 per share price for DHC in May 2022, the Company's Board is now recommending a merger with RMR's over-leveraged affiliate, OPI, which is saddled with distressed commercial office properties. RMR is trying to buttress its ~$39 million in annual OPI management fees, which are at risk from the downturn in the office building market caused by work-from-home.

DHC's board hired Bank of America as its "independent" financial advisor, despite BofA's extensive history serving in lead roles in $14 billion of debt and virtually all equity financings for multiple RMR affiliates. BofA's fairness opinion appears to have been results-oriented: 1) Undervalued DHC by focusing on severely depressed 2023 EBITDA (Company's own estimates project 101% NOI growth between 2023 and 2025) and 2) Overvalued OPI by using aggressive discount rates and misleading transaction comparables.

RMR has engaged in a number of recent dubious acts, most notably a campaign of fear-mongering, the questionable purchase of DHC stock by Mr. Portnoy, and new language in a management agreement (should the merger be completed), which potentially opens the door to significant new fee streams for RMR that would come at the expense of DHC shareholders.

Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

OPI and RMR Benefit at Expense of DHC Shareholders

The Board claims it is in shareholders' best interest to pursue a value-destructive transaction with a struggling entity that shares the REITs' same external manager

1

Only a fraction of RMR's fee stream is tied to DHC's equity performance.

- Because RMR's fees are based on enterprise value, rather than profits, it is perversely incentivized to grow debt and has little incentive to curb spending.
- Over the last four years, RMR has collected more than $300 million in fees from DHC and OPI despite disastrous equity performance for both sets of shareholders.
- RMR is incentivized to maximize debt and spending even at unhealthy levels.

2

RMR's public disclosures directly contradict DHC's new and convenient "going concern" claims.

- RMR told investors in a March 2023 presentation the fees it derives from DHC are safe, meaning that RMR viewed DHC as having no financial risk as recently as one month before the merger proposal.
- The timing of these "going concern" disclosures are notable because they were not disclosed until *after* the proposed merger with OPI was announced.

3

OPI is an over-levered office property REIT with a looming refinancing risk.

- Prospects for commercial office properties are bleak -- a wave of bankruptcies, distressed sales, and workouts are likely to impair value for many years.
- Extremely challenging lease expiration schedule with tenants representing 50% of expiring square footage not renewing.
- OPI has $1 billion in bonds that currently trade at distressed levels and need to be refinanced in the very short term.

4

There are no meaningful strategic benefits, cost-savings, or related synergies associated with the proposed merger.

- Estimated synergies from the proposed merger are a mere $3 million, or 0.22% of the combined entity's expenses.[1]
- Estimated fees resulting from the transaction are $75 million on a combined market cap of $552 million.

Conflicts and perverse incentives led to a flawed process and a bad deal for shareholders.

[1] Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

DHC Can Thrive as an Independent Company

We encourage shareholders to focus on the facts

DHC's valuable senior housing portfolio is rebounding from COVID and is expected to put the Company back in compliance with its 1.5x consolidated income-to-debt service ratio covenant next year.

However, while out of compliance, DHC is prohibited from raising new traditional debt and is unable to refinance a $250 million 2024 maturity.

We believe this transient debt problem is fixable and can be solved as follows:

- DHC has $380 million of cash and DHC can simply moderate RMR's self-interested, fee-driven capital expenditure plans.

- DHC's $450 million revolving credit facility lenders are supported by more than $1 billion in collateral. The Company was able to amend its credit facility four times in the past three years, so an extension of the $450 million revolver past January 2024 should be readily achievable.

- DHC's $250 million 2024 debt maturity can be paid down by selling a small fraction of the Company's $5.1 billion in unencumbered assets.

- Should DHC need further liquidity prior to reaching compliance with its debt incurrence covenant, alternative financing structures are readily available.

DHC has superior alternatives to merger, despite management's attempts to spook investors.

Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

Superior Paths Forward: Targeted Non-Core Asset Sales

Debt maturities can be addressed through the sale of a small % of unencumbered assets

$267 million

27 senior housing facilities under triple net leases.

FFL believes a deep and ready market exists for these assets, and multiple buyers would be willing to transact at attractive prices for DHC in a relatively achievable timeframe.

$160 million

Wellness centers, including six Life Time Fitness facilities.

FFL believes a deep and ready market exists for these assets, and multiple buyers would be willing to transact at attractive prices for DHC in a relatively achievable timeframe.

$150 million

Equity stakes in two joint ventures:

Seaport Innovation LLC
The LSMD Fund REIT LLC

Based on FFL's belief and our work with financial advisors, we contend a deep and ready market exists for these assets, and that multiple buyers would be willing to transact at attractive prices for DHC in a relatively achievable timeframe.

Multiple shareholders have offered DHC constructive solutions to its near-term liquidity issues – all of which are superior to the value-destructive merger with OPI.

Superior Paths Forward: Capital Raising

In a recent presentation, D.E. Shaw outlined preferred solutions for addressing DHC's debt

Solicit Bondholder Consents

Both front-dated and long-dated bondholders are incentivized to remove covenants to help secure repayment.

DHC could offer a consent fee and/or the ability for long-dated bonds to partially exchange into secured bonds.

We believe this would be sufficient to entice a majority of bondholders to consent and/or remove their covenants.

Issue Preferred Stock

DHC could issue preferred stock, which would have debt-like features but could be classified as equity and therefore be issued even if the Company remains out of compliance with its covenants.

The Company admitted interested parties had proposed a structured preferred stock deal during a recent investor call.

DHC could also issue structured preferred stock at its operating company subsidiaries, significantly reducing the cost of the instrument.

Issue a Zero-Coupon Bond

DHC could issue a $750 million zero-coupon bond to repay its 2024 and 2025 maturities.

This would remove $61 million from the proforma cash debt service expense and bring DHC into covenant compliance.

This bond could be secured by DHC's assets and would have a short maturity, making it attractive to investors.

Multiple shareholders have offered DHC constructive solutions to its near-term liquidity issues – all of which are superior to the value-destructive merger with OPI.

The Proposed Merger
Materially Undervalues DHC

The Proposed Merger Materially Undervalues DHC

Deal Price is Materially Below Numerous Alternative Valuations

Five relevant valuations are materially above $1.15 merger consideration.

Comparable recent REIT transactions have delivered meaningful premiums – not discounts – to shareholders.

Deal Consideration Materially Undervalues DHC's SHOP

The senior housing market is expected to continue its post-pandemic rebound, while barriers to entry for DHC competitors remain high.

Senior housing addressable market is set to grow at 2.2x its historical rate while supply growth stalls.

DHC's own projections for its highly valuable SHOP segment indicate sustainable long-term growth.

DHC and OPI's Financial Advisors Agree the Deal Price Should be Higher

Despite containing analyses based on DHC's severely depressed 2023 EBITDA, both BofA and J.P. Morgan believe DHC is worth materially more than the merger consideration.

Exchange ratio based on inflated value of OPI (deal struck before dividend cut, inappropriate discount rate differential, and flawed transaction comparables).

J.P. Morgan DCF indicated that DHC's equity value is 4 times OPI's equity value, yet DHC shareholders will only own 42% of combined company.

The Proposed Merger Materially Undervalues DHC

Multiple relevant metrics indicate DHC worth materially more than $1.15 merger consideration



*OPI Form S-4/A filed on July 7, 2023, pg. 53 "OPI engaged a third-party expert with relevant knowledge and experience to assist in the fair value of the assets acquired and liabilities assumed."
**According to the OPI Form S-4/A, "in May 2022, DHC received an unsolicited proposal from a third party regarding a potential transaction with DHC involving the acquisition of all DHC Common Shares for $4.00 in cash per share [...] and that the price proposed was inadequate..."

$15.80/share (or ~14 x $1.15) = OPI Expert Valuation for DHC

OPI believes DHC's shares are worth 13.7 times the price they hope to pay.

OPI's hired valuation expert valued DHC's assets at $6.25 billion.

The implied net assets acquired is $3.8 billion or $15.80 per DHC share. This valuation of DHC's equity value is materially higher – 73% higher to be exact – than FFL's more conservative valuation.

Tellingly, OPI expects to record a $3.5 billion gain from this lopsided merger transaction.

Description	Value ($ in millions)
DHC Common Shares Outstanding as of June 14, 2023	240
Multiplied by the Exchange Ratio	0.147
OPI Common Shares Issuable	35
Closing price of OPI Common Shares on June 14, 2023	$ 7.84
Estimated Value of Consideration Transferred (Merger Consideration)	276
Land	940
Buildings and Improvements	3,752
Acquired Real Estate Leases	901
Investments in Unconsolidated Joint Ventures	153
Cash	380
Other Assets	124
Total Asset Value	6,251
Secured Credit Facility	(450)
Senior Unsecured Notes	(1,715)
Mortgage Notes Payable and Finance Leases	(28)
Accounts Payable and Other Liabilities	(230)
Other Liabilities	(37)
Net Assets Acquired	$ 3,791
Estimated Gain on Purchase	$ 3,514

Why is the Board recommending a deal where DHC shareholders are being asked to give away $3.5 billion of value to OPI shareholders?

Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

$9.13/share (or ~8 x $1.15) = FFL Sum-of-the-Parts for DHC

FFL believes DHC's shares are worth 8 times the price OPI hopes to pay.

FFL's relatively conservative sum-of-the-parts analysis values DHC's assets at approximately $5.1 billion.

DHC's highly valuable assets have long-term growth potential:

- SHOP assets position the Company to capitalize on the secular growth of the senior housing market
- Stable life science and medical office buildings
- Stable triple net Senior Housing
- Stable triple net wellness centers

FFL valuation implies that DHC equity is worth $9.13 per share, a 694% premium to the $1.15 per share being offered.

Business Unit	Value ($ in millions)		2024 EBITDA	Multiple
SHOP Portfolio	$	2,940	$ 210	14.0x
			Ann. 1Q23 EBITDA	Cap Rate
Life Science Buildings		505	40.4	8.0%
Medical Office Buildings		1,050	84.0	8.0%
Triple Net Senior Housing		267	22.7	8.5%
Wellness (Life Time/Others)		176	15.0	8.5%
JV- Seaport		105	DHC Carrying Value	
JV- LSMD Fund REIT		49	DHC Carrying Value	
Total Asset Value		5,092		
Total Debt		(2,830)		
Cash		150		
Net Debt		(2,680)		
RMR Management Fees		(222)		
Equity Value	$	2,190		
Shares Outstanding		240		
Value per share	$	9.13		

> We believe DHC's $5.1 billion portfolio of assets, which is anchored by its highly valuable senior housing portfolio, has long-term growth potential.

Source: See appendix for FFL's detailed SOTP analysis.

$4.00/share (or ~4 x $1.15) = May 2022 $4 Cash Bid for DHC

As filed with the Securities and Exchange Commission on June 20, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OFFICE PROPERTIES INCOME TRUST
(Exact name of registrant as specified in its charter)

Maryland	6500	26-4273
(…ate or other jurisdiction of …rporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Em… Identificati…)

Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458-1634
(617) 219-1440
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Matthew C. Brown
Chief Financial Officer and Treasurer
Office Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(617) 219-1440
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robin Panovka	Melissa Sawyer
Mark A. Stagliano	Lauren S. Boehmke
Wachtell, Lipton, Rosen & Katz	Sullivan & Cromwell LLP
51 West 52nd Street	125 Broad Street
New York, NY 10019	New York, NY 10004
(212) 403-1060	(212) 558-4000

engaging in discussions with the proponent of a speculative proposal that the trustees did not view as credible would unnecessarily distract DHC management from executing on its strategy to improve the performance of DHC's SHOP communities following the deterioration of this business segment resulting from the Covid-19 pandemic. Following the meeting, at the direction of the DHC board of trustees, acting on a recommendation of the DHC independent trustees, DHC management informed the third party that the DHC board of trustees was not interested in engaging with the third party.

As a result of the adverse impact of the Covid-19 pandemic on DHC's SHOP business segment and other adverse market, economic and industry conditions (i) beginning in June 2020, DHC was required to amend certain provisions of and obtain multiple waivers under the DHC Credit Agreement to avoid being non-compliant with certain covenants set forth in the DHC Credit Agreement and (ii) beginning in March 2021, DHC no longer met the debt incurrence requirements under the DHC Credit Agreement and senior unsecured notes indentures, which restricted DHC from incurring or refinancing debt.

Prior bidder from May 2022 believed DHC shares were worth 4 times the price OPI hopes to pay.

> *"In May 2022, DHC received an unsolicited proposal from a third party regarding a potential transaction with DHC involving the acquisition of all DHC Common Shares for $4.00 in cash per share […] and that the price proposed was [deemed] inadequate…"*

- OPI S-4/A, July 7, 2023

Given that the $4-cash bid pre-dated the ongoing senior housing market rebound, we see no reason to accept the current $1.15 take-under deal.

$3.29/share (or ~ 3 x $1.15) = Mr. Portnoy's Purchase of DHC

Mr. Portnoy believes DHC shares are worth 3 times the price OPI hopes to pay.

He spent $46,800,000 to acquire 9.7% of DHC at an aggregate 97% premium to the deal price.

Mr. Portnoy's purchases represented 23% of DHC's total trading volume from 5/30 to 6/14.



Mr. Portnoy's willingness to lose ~$25 million if the deal closes indicates other factors at play.

Source: Bloomberg.

$2.08/share (or ~ 2 x $1.15) = Current Trading Prices for DHC

Current shareholders believe DHC shares are worth close to 2 times the price OPI hopes to pay.

The stock has consistently traded well above the implied merger consideration since FFL disclosed its opposition to the merger.



DHC Trading Prices (April 10 – July 28)

Current shareholders would lose almost 50% of their money if the deal closed today.

Source: Bloomberg; Public filings.

And Yet DHC Wants Investors to Accept $1.15 (a 62% Discount)

REIT transactions have delivered meaningful premiums – not discounts – for shareholders



Comparable REIT Deal Premiums

DHC / OPI	-62%
Centerbridge and GIC / Indus REIT	17%
Blackstone / Resource REIT	63%
Prologis / Duke Realty Corp	12%
Blackstone / PS Business Parks	15%
Blackstone / Preferred Apartment Communities	39%
Blackstone / QTS	21%
Ares and Pretium / Front Yard	36%

DHC / OPI: FFL calculated take under discount compared to DHC's June 14th closing price; Centerbridge and GIC / Indus REIT calculated a 26% premium to 30-day VWAP; Blackstone / Resource REIT calculated a 63% premium to its latest published NAV; Prologis / Duke Realty Corp calculated a 12% premium to Duke's last closing price; Blackstone / PS Business Parks calculated a 15% premium to 60-day VWAP; Blackstone / Preferred Apartment Communities calculated a 60% to 90-day VWAP; Blackstone / QTS calculated a 21% premium to 90-day VWAP; Ares and Pretium / Front Yard calculated a 35.5% to its closing price to the day before.

DHC is Well-Positioned to Capitalize on Senior Housing Rebound

Baby boomers fuel demand growth at 2.2x historical rate while new supply collapses

Industry poised for continued occupancy gains, which along with increases in revenue per unit, should fuel significant and consistent earnings growth

Robust Demand: Beginning in 2022, aging baby boomers started a dramatic acceleration in population of those aged 80+, which is anticipated to fuel senior housing demand.

The US Census Bureau estimates the number of 80-year-olds will grow from 14.2mm in 2022 to 19.7mm by 2030 and 23.9mm by 2035.

Restricted Supply: High interest rates and soaring construction costs have negatively affected supply growth.

Senior Housing Construction Starts are down 61% from their 1Q'18 highs- now just 1.5% of existing inventory.

Primary & Secondary Market Senior Living Units: Inventory Growth, Absorption, Occupancy[3]



MSF
Inventory Growth
Absorption
Occupancy

Age 80+ Population Growth[1]



Millions

DHC SHOP Indexed Occupancy Since March 2021[2]



108.5
106.3
NIC Primary/Secondary Mkts[3]
DHC SHOP

LTM Construction Starts as a % of Senior Housing Inventory



4.4%
1.5%

Source: April 11 Merger Presentation, National Investment Center for Seniors Housing & Care, US Census Bureau

Despite DHC's recent fear-mongering, the Company's highly valuable SHOP assets position it to capitalize on the senior housing rebound.

DHC's <u>Own</u> Earnings Projections Are Driven by SHOP Assets

DHC expects SHOP NOI to outperform its 2023 consolidated NOI by 55% in 2024 and 101% in 2025.

DHC's SHOP:
Gross book value is $4.1 billion (net book of $2.9 billion).
234 senior housing facilities (~25K units):
- Independent Living properties = 62 (10,401 units),
- Assisted Living and Memory Care properties = 159 (13,532 units), and
- Skilled Nursing facilities = 13 (1,394 units).

Fourth largest in the nation behind Welltower (132K units), Ventas (83K units), and Brookdale Senior Living (32K units).

RMR clearly shares our optimism for DHC's SHOP portfolio as evidenced by:
- Mr. Portnoy's recent acquisition of AlerisLife, and
- OPI's plans to raise over $1 billion in new, post-merger GSE debt.



DHC's Projections of Net Operating Income (NOI)

3-Year CAGR = 39%

$467.6 (2025E*)
$361.5 (2024E*)
$232.7 (2023E*)
$174.5 (2022)

*Based on Company projections

DHC expects to grow its NOI at a 39% 3-year CAGR, primarily driven by its senior housing operating portfolio.

Source: Company filings.

BofA Undervalued DHC by Focusing on Depressed 2023 EBITDA

It is confounding that BofA's fairness opinion for DHC uses severely depressed 2023 EBITDA to justify the deal's take-under price.

Despite this flaw, both OPI and DHC's financial advisors agree that DHC shares are worth far more than $1.15.

JPM = $3.91/share, or a 240% premium to the deal price.

BofA = $2.32/share, or an 102% premium to the deal price.

* Calculated by taking the average of the midpoints of the various valuation methodologies used in their respective opinions.



DHC Adjusted EBITDA

Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

Given the flawed nature of BofA's financial analysis,
we question whether BofA's loyalties lie with DHC and its shareholders or with RMR.

Merger Based on Artificially Inflated Value for OPI

RMR utilized a grossly overvalued OPI share price when orchestrating the proposed merger terms

The exchange ratio was negotiated based on OPI and DHC's relative trading prices on April 10, 2023, when OPI was still paying $2.20 in dividends annually and trading at $11.55.

Simultaneously with the proposed Merger announcement, OPI cut its annual dividends by more than half, reducing distributions to $1.00 per OPI common share annually.

OPI's trading price plummeted 24% to $8.73 that same day and has since declined further.

Based on closing trading prices as of June 14, 2023, DHC shareholders would receive $1.15 per share, approximately 62% less than DHC's closing price as of the same day.



OPI Share Price
$13
$12
$11
$10
$9
$8
$7
$6
$5
4/10/2023, $11.55
4/11/2023, $8.73
-24.4%
3/27/23
4/11/23
4/26/23
5/11/23
5/26/23
6/10/23
6/25/23







DIVERSIFIED HEALTHCARE TRUST / OFFICE PROPERTIES INCOME TRUST

OFFICE PROPERTIES INCOME TRUST AND DIVERSIFIED HEALTHCARE TRUST ANNOUNCE AGREEMENT TO MERGE IN ALL-SHARE TRANSACTION

OFFICE PROPERTIES INCOME TRUST

OFFICE PROPERTIES INCOME TRUST REDUCES QUARTERLY DIVIDEND TO $0.25 PER SHARE

Had DHC negotiated the proposed merger based on trading prices reflecting OPI's dividend cut, the exchange ratio would be substantially higher in favor of DHC shareholders.

32

Source: Bloomberg; OPI press releases.

OPI is a Troubled, Over-Levered Office Property REIT

In stark contrast to the senior housing market, the prospects for commercial office properties are bleak.

OPI is more negatively exposed than its peers because its focus on single-tenant office buildings leaves it very vulnerable to tenant downsizing.

OPI's primary operating market provides the tenant maximum leverage in negotiating lease terms, property improvements, and owner-funded capital expenditures.

Average four-quarter lease cost/concession commitments per sq. ft. per year for new leases and renewal leases were up 67% and 69%, respectively, as of 1Q'23.

> *We may be unable to lease our properties when our leases expire...Our scheduled lease expirations in 2023 and thereafter are significantly higher than in prior recent years. If we are unable to extend or renew our leases, or we renew leases for reduced space, it may be time consuming and expensive to relet some of these properties to new tenants.*

- OPI Form 10-K risk factor, February 15, 2023

> *OPI has the greatest exposure to Class B/C properties within our coverage and we see occupancy falling over the next several years...*

- Morgan Stanley, May 31, 2023

> *...some borrowers such as OPI and HPP are effectively priced out of unsecured debt markets.*

- Morgan Stanley, May 31, 2023

OPI and RMR are pursuing the merger to leverage DHC's valuable assets so as to offset OPI's declining cash flows.

$1 Billion in OPI Bonds are Due in Next 18 Months

OPI wants to merge because it wants to raise $1 billion in government-sponsored enterprise debt by leveraging DHC's valuable senior housing assets.

Coincidentally, OPI has bonds at unsustainable coupon rates of 2.4% to 4.5% maturing between 2024 and 2027, with $1 billion of these bonds coming due in the next 18 months.

OPI's 2024-27 bonds currently trade at distressed levels, indicating that OPI will struggle to refinance its debt absent the merger.

Even assuming no additional borrowings on its credit facility and flat operating performance, OPI's incremental interest expense from these refinancings (i.e. lower cash available for distribution ("CAD")) through 2026 will be ~$30-$70 million (reflected at right).

OPI's annualized 2Q'23 CAD was $63 million. However, pro forma for these refinancings, OPI's CAD payout ratio indicates that even OPI's current, reduced, $1.00 dividend is unsustainable as a stand-alone entity.

Security	Maturity	Price		YTW
		Bid	Ask	Mid
OPI 4.25%	2024	94.00	95.00	11.75%
OPI 4.5%	2025	86.75	87.75	14.25%
OPI 2.65%	2026	74.25	76.25	13.30%
OPI 2.4%	2027	67.75	68.75	14.25%
OPI 3.45%	2031	52.00	53.00	13.05%

Source: Bloomberg, TRACE.

Refinance Rate	Impact CAD ($mm)	PF CAD per Share	Div. Payout Ratio	If 77% Payout	Implied Div. Cut
4.8%	-	$1.31	77%		
9.0%	(30)	$0.68	146%	$0.53	-$0.47
10.0%	(40)	$0.48	209%	$0.37	-$0.63
11.0%	(50)	$0.27	369%	$0.21	-$0.79
12.0%	(60)	$0.06	1563%	$0.05	-$0.95
13.0%	(70)	-$0.14	NM	NM	-$1.00

Without the merger, OPI's dividend appears unsustainable.

BofA Overvalued OPI Using Aggressive Discount Rates

The relative certainty of projections should be reflected in the discount rate differential

DHC projections reflect the ongoing senior housing recovery returning to pre-COVID levels.

OPI projections are based on a "never seen before" work-from-home environment that is only beginning to be felt.

Despite established precedent for DHC's operating environment and zero precedent for OPI's, BofA determined that DHC's cash flows should be discounted at rates between 360 and 450 bps higher than OPI.

The 360 to 450 bps discount rate differential in favor of OPI does not make sense.

	Discount Rate	
	Low	**High**
DHC	11.6%	13.2%
OPI	8.0%	8.7%
Difference	3.6%	4.5%

DHC EBITDA Driven by SHOP Recovery

($million)



OPI EBITDA Driven by Work-from-Home



Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

Which Is More Likely?
DHC recovering from COVID or OPI staying flat in the face of "work-from-home"

DHC's discount rate should not be materially higher than OPI's.

BofA Overvalued OPI by Using Misleading Transaction Comps

BofA chose pre-COVID, related-party and self-referencing transactions to determine OPI value

Acquirer	Government Properties (Now OPI)	Government Properties (Now OPI)	Cousins Properties	American Realty Capital Properties	Cousins Properties	Canada Pension Plan	PIMCO
Target	Select Income REIT	First Potomac Realty	Parkway Properties	CapLease	TIER REIT	Parkway	Columbia Property
Transaction Multiple*	~14.7x	~15.1x	~16.2x	~17.1x	~19.3x	~8.5x	~12.7x
Issue	Pre-COVID. Related-party transaction with another RMR-controlled entity. Undisclosed that GOV was OPI's previous name. GOV owned 28% of Select Income (SIR) at the time of the deal. SIR owned 69% of ILPT.	Pre-COVID. Undisclosed in the analysis that GOV was OPI's previous name.	Pre-COVID.	Pre-COVID.	Pre-COVID.	Pre-COVID.	Extremely overpriced transaction, which resulted in a default. Purchased for $2.27 billion in 2021 and defaulted on $1.7 billion of debt in Feb 2023.

* Transaction Multiple = EV / LTM Adjusted EBITDA.

> **BofA utilized pre-COVID office multiples (when occupancies were at record highs) and RMR Group related-party transactions to determine OPI's value for this lopsided merger.**

36

Source: Bloomberg, Capital IQ, and Company filings.

J.P. Morgan Indicated a More Appropriate Exchange Ratio

OPI's financial advisor used discounted cash flow models to calculate that DHC's equity value is ~$1.6 billion and OPI's equity value is ~$400 million − indicating that DHC shareholders should own 80% of the combined company.

80% ownership is materially above the 42% contemplated by the merger and implies an exchange ratio of .808 shares of OPI per DHC share.

Standalone Equity Value as Calculated by JPM ($million)

Proposed Share of Pro Forma Equity



$\neq$



DHC shareholders should receive 80% of the equity value of the combined company but the merger would result in DHC shareholders owning only 42%.

Source: OPI Form S-4/A filed on July 7, 2023.

The Process Was Deeply Flawed

The Process Was Deeply Flawed

The RMR Group

The external manager for both DHC, OPI, and various other REITs and operating companies.

20-year management contracts that renew annually (heads RMR wins, tails shareholders lose).

Mr. Portnoy is the CEO of RMR as well as the Chairman of both DHC and OPI and the managing trustee of all RMR's externally managed REITs.

Affiliates impaired by interlocking managements and trustees.

Select recent self-serving and shareholder value destroying deals.

RMR Orchestrated a Deal That Solely Benefits RMR and OPI

Did not invite strategic or financial acquirers other than OPI.

Did not examine targeted asset sales.

OPI and RMR appear to be pushing this merger to gain access to DHC's valuable assets and to leverage these to offset OPI's declining cash flows.

Is Bank of America a Truly Independent Advisor?

Collected enormous fees by underwriting 35 bond offerings ($14 billion) and numerous stock offerings across RMR managed entities.

Undervalued DHC by focusing on depressed 2023 EBITDA.

Overvalued OPI by using aggressive discount rates and misleading transaction comparables.

OPI's independent advisor determined that DHC equity was worth up to 4 times OPI equity value.

Numerous Dubious Acts

Mr. Portnoy acquired AlerisLife based on depressed 2023 projections, siphoning value away from DHC.

Financial strength to fear-mongering.

Mr. Portnoy's rapid purchase of DHC stock leading up to record date.

Initial S-4 omitted material information about pre-existing relationships, financing offers, and property management agreements.

Already backpedaling on main justifications for the merger.

The RMR Group

RMR is the external manager for various REITs and operating companies

In addition to being the CEO of RMR, Mr. Portnoy is the Chairman of both DHC and OPI and the managing trustee of all RMR's externally managed REITs.

DHC and OPI have no real employees – they are all RMR employees who receive paychecks from RMR.

RMR has $37.3 billion in assets under management and primarily makes its money via management contracts with the entities it manages.

Each REIT has a 20-year term evergreen contract with RMR with significant termination fees.

In the past four years alone, RMR has collected more than $300 million in management fees from DHC and OPI.



Source: Public filings.

RMR Perversely Incentivized as External Manager

RMR is incentivized to maximize spending at DHC to continue collecting significant fees – and is set to receive a windfall if the merger is approved

- The fees that RMR extracts from DHC and its other externally-managed REITs are based on numerous factors, the most substantial of which is enterprise value (gross debt plus equity market capitalization).

- While a small fraction of RMR's management fees are attributable to DHC's equity market capitalization, the vast majority are based on DHC's debt balance.

- This perversely incentivizes RMR to cause DHC to take on greater debt to increase its own fees.

- Similarly, RMR receives construction management fees from DHC based on the amount spent, incentivizing RMR to cause DHC to spend more, not less.

- RMR has extracted nearly $292 million in fees from a Company that only had a market capitalization of $250 million before FFL filed its 13D.



DHC Stock Price vs. Cumulative Fees (2018 – 2022)

$291,689,000
$251,813,000
$202,770,000
$154,534,000
$100,621,000

Total Cumulative RMR Fees Collected — DHC Stock

> RMR has a heads they win, tails you lose fee structure – they win either way, as evidenced by the $300 million in fees they collected from DHC shareholders despite disastrous performance.

Source: Bloomberg; Public filings.

RMR's Questionable Management Contracts & Fee Structure

Perversely incentivized to disregard asset sale solutions for DHC because the merger props up OPI

Base Management Fee

0.5% of Lesser of: Total cost of real estate assets, and Average market cap (principal value debt + equity mkt cap).

DHC avg = $25 million   OPI avg = $18 million

Property Management and Construction

3% of gross rent collected +
5% of construction costs or (3% of construction costs for Five Star properties).

DHC avg = $12 million   OPI avg = $21 million

Expense Reimbursement

Each REIT is responsible for all operating expenses, including certain expenses incurred by RMR on its behalf.

DHC avg = $13 million   OPI avg = $24 million

Incentive Management Fee

12% of the equity market cap multiplied by the excess total shareholder return over an index for a three-year measurement period.

DHC = $41 million in 2018
OPI = $26 million in 2019

Source: Public filings. Annual fees above are average for the last five years (2018-2022).

RMR Collected $1Bn in Fees Despite Incinerating Value

Diversified Healthcare Trust (DHC)



$ in millions	2018	2019	2020	2021	2022	5-Year Total
Total Shareholder Return	-33%	-22%	-48%	-24%	-79%	-96%
Base Management Fee	$36	$27	$21	$23	$17	$124
Incentive Fee	$41					$41
Total Fees*	$101	$54	$48	$49	$40	$292

Office Properties Income Trust (OPI)



$ in millions	2018	2019	2020	2021	2022	5-Year Total
Total Shareholder Return	-58%	26%	-23%	19%	-40%	-71%
Base Management Fee	$16	$21	$17	$19	$17	$91
Incentive Fee		$26				$26
Total Fees*	$52	$95	$63	$65	$68	$342

Service Properties Trust (SVC)



$ in millions	2018	2019	2020	2021	2022	5-Year Total
Total Shareholder Return	-58%	26%	-23%	19%	-40%	-71%
Base Management Fee	$16	$21	$17	$19	$17	$91
Incentive Fee		$26				$26
Total Fees*	$52	$95	$63	$65	$68	$342

Industrial Logistics Properties Trust (ILPT)



$ in millions	2018	2019	2020	2021	2022	5-Year Total
Total Shareholder Return	-15%	21%	11%	13%	-86%	-82%
Base Management Fee	$7	$12	$13	$11	$24	$66
Incentive Fee						$0
Total Fees*	$15	$24	$25	$22	$42	$128

*Total fees include expense reimbursements.

> Due to its conflicts of interest and misaligned incentives – RMR's fees increase with higher debt balances at its REITs – RMR has destroyed significant shareholder value.

Source: Company filings.

Magnitude of Interlocks at RMR Likely Led to Flawed Process

Executive / Trustee	RMR	DHC	OPI	ALR	SVC	ILPT	TA	Other RMR affiliates
Adam Portnoy	President, CEO, Chair & Managing Director	Chair and Managing Trustee	Chair and Managing Trustee	Chair and Managing Trustee	Chair and Managing Trustee	Chair and Managing Trustee	Managing Trustee	Managing Trustee of SEVN and Sonesta
Jennifer Clark	Managing Director, Secretary	Former Managing Trustee, Secretary	Managing Trustee, Secretary	Managing Trustee, Secretary	Secretary	Secretary		Trustee of Sonesta, Former Trustee/Executive of Almost Every RMR Affiliate
Jennifer Francis	Executive Vice President	Managing Trustee, CEO	Leads Leasing Activities	Leads Leasing Activities	Leads Leasing Activities	Leads Leasing Activities	Leads Leasing Activities	Leads Leasing Activities at ALL RMR Affricates
Richard Siedel	Senior Vice President	CFO and Treasurer		Former Chief Accounting Officer		Former CFO and Treasurer		
Jeffrey Somers		Independent Trustee	Independent Trustee					Independent Trustee of SEVN, Former Trustee of Many Other RMR Affiliates Since 2009
John Harrington		Independent Trustee	Independent Trustee					Independent Trustee of SEVN, Former Trustee of Many Other RMR Affiliates Since 1991
Lisa Harris Jones		Lead "Independent" Trustee				Independent Trustee	Former Board Member	
William Lamkin			Lead "Independent" Trustee		Independent Trustee			Independent Trustee of SEVN, Former Trustee of Many Other RMR Affiliates Since 2006
Donna Fraiche			Independent Trustee	Former Lead "Independent" Trustee	Lead "Independent" Trustee			Former Trustee of other RMR affiliates since 2010

Special Committee Chairperson, Lisa Harris Jones, is conflicted. We question her loyalty to DHC shareholders when she collects significant trustee fees from ILPT and recently TA.

44

RMR's Recent Self-Serving Deals

ABP Acquisition's Acquisition of AlerisLife Inc. One Month Before DHC-OPI Deal is Announced

Received two higher offers from third parties.

Ultimately sold to RMR's Chairman at 3x 2024 EBITDA in March 2023, while RMR was negotiating the DHC-OPI merger and supposedly while there were "going concern" issues.

Yet again, Mr. Portnoy's RMR wins while minority shareholders lose.

Industrial Logistics Properties Trust's Acquisition of Monmouth Real Estate Investment Corporation

RMR overpaid for Monmouth REIT and won a four-way bidding war in 2021-2022.

The excessive use of leverage has incinerated shareholder value at ILPT.

There exists a clear misalignment of RMR's interests with ILPT shareholders.

Stock has fallen from $28 to $3, while RMR fees have grown.

SVC's Hotel Assets Forced to Affiliate with Sonesta International Hotels Corporation

RMR forced SVC to give up its valuable affiliation with major hotel brands (e.g. Marriott/Hyatt) and instead re-flag these hotels with Sonesta, a new brand majority-owned and controlled by Mr. Portnoy.

When SVC had to sell hotel assets to raise liquidity, this resulted in a much-reduced price for SVC shareholders.

Mr. Portnoy continues to take more fees out of SVC and more cash away from SVC shareholders.

Sale of TravelCenters of America to BP Products North America Inc.

TA is the largest tenant for SVC, and SVC was TA's largest shareholder (~8%).

After BP's $86 cash offer for TA was accepted, TA shareholders received a higher offer ($92 in cash) from a third party.

RMR forced TA to accept the lower offer because BP is a higher-quality tenant.

Yet another example of Mr. Portnoy's influence to accept inferior offers in buyouts.

All these deals were a win for Mr. Portnoy, but a loss for shareholders.

Source: Company filings and press releases.

This Series of Events Does Not Make Sense



Jul 28, 2022
"…we are also pleased that we are in the financial position to opportunistically acquire this attractive well located and long term, fully leased Life Science property…"
-Jennifer Francis
President & CEO

Aug 4, 2022
"We're making progress on all of our strategic objectives as we continue to grow EBITDA and position the company to deliver long term sustainable growth."
-Jennifer Francis
President & CEO

Feb 3, 2023
"As a reminder, in the third [calendar] quarter…DHC reported its sixth consecutive quarter of occupancy growth in its senior living communities… That trend is consistent with the broader industry… [W]e are confident DHC can both weather these near-term challenges and continue strategically reinvesting in its assets."
-Adam Portnoy, RMR CEO
RMR Q1 2023 Earnings

Mar 2, 2023
"There are a couple of levers…we have some great MOB and life sciences assets that many investors are interested in. So whether it was a disposition, more likely a JV. The other thing is our capital spend… we've planned it in a way that it's being done in phases so that…many of our large capital projects are broken up into Phase I, Phase II, Phase III. So we can get through Phase I and then assess whether we continue… So we do have the ability to regularly think about the projection of that capital spend."
-Jennifer Francis, President and Chief Executive Officer of DHC

Jun 2022
DHC redeems $500 million of 9.75% senior notes due 2025

Sep 2022
DHC begins discussions with OPI to merge

Feb 3, 2023
Mr. Portnoy acquires AlerisLife for 3.0x EBITDA, including DHC's 31.9% interest

Apr 11, 2023
Announces DHC-OPI merger "to address upcoming debt maturities and increase liquidity"

Prior statements and actions strongly contradict DHC's justification of the merger.

Source: DHC and RMR Company Filings, DHC and RMR earnings calls and press releases.

RMR Orchestrated a Deal That Hurts DHC

DHC gets nothing; OPI and RMR get everything

Take-under deal solves a debt maturity that DHC can solve on its own.

No strategic or financial acquirers invited to bid on DHC other than OPI. No auction guaranteed zero competitive bidding tension.

No DHC asset sales for debt paydown were considered. This pragmatic solution is good for DHC shareholders, but bad for RMR as it would lose valuable fees (see below).

Hypothetical Example of a Sale of a Portion of the Office Portfolio:

Summary Terms	
Rental Revenue	32
Assumed NOI Margin	59%
Implied NOI	19
Assumed Cap Rate	7.5%
Sale Proceeds	252

Impact to RMR	Fee %	$ in million
Base Management Fees	0.5%	1.3
Property Management Fee	3.0%	1.0
Total Fees Lost		2.2
Less Taxes		(0.6)
Lost Income		1.7
Assumed Multiple		20x
Value of Lost Fee Stream to RMR		33.3

Even a small asset sale to address DHC's $250 million 2024 debt maturity would reduce RMR's value by ~$35 million.

Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

RMR Orchestrated a Deal That Benefits OPI & RMR

OPI will gain access to DHC's valuable assets to offset OPI's declining cash flows

1) Mix shifting into valuable and growing healthcare assets:
NOI will shift from 100% traditional office (with well-understood secular issues) to a business 30% SHOP (with very favorable tailwinds), 22% MOB and Life Science & other (with relatively healthy prospects) and a reduced 48% traditional office.

2) Accessing $1 billion of low-cost GSE debt:
Access to low-cost financing is a valuable asset uniquely available to SHOP assets. We estimate that the interest rate on GSE financing is 600 bps lower than OPI's unsecured financing costs and this will allow OPI to save $60 million of annual interest expense. Standalone DHC will be able to access GSE financing in 2024 once it is in compliance with its incurrence test.

By enhancing OPI's business with DHC's mix of financing opportunities and growing NOI, RMR is buttressing its fee stream from OPI. This $39 million annual fee stream is at risk in standalone OPI.

Company	2024 NOI	Mix
OPI Standalone		
Traditional Office	332	100%
Total NOI	332	
DHC Standalone		
MOB	89	25%
Life Science	46	13%
SHOP	210	58%
Triple Net	17	5%
Total NOI	362	

Pro Forma OPI	2024 NOI	Mix
Traditional Office	332	48%
MOB	89	13%
Life Science	46	7%
SHOP	210	30%
Triple Net	17	2%
Total	694	

FFL estimates based on historical DHC NOI mix and projections in Form S-4/A for the proposed merger filed by OPI on July 7, 2023

RMR will hijack DHC's valuable SHOP portfolio to access low-cost GSE financing for the benefit of OPI, and in turn RMR.

Is Bank of America a Truly "Independent" Advisor for DHC?

Bank of America has played a lead role in financing each of the $14 billion in debt transactions for RMR

Diversified Healthcare Trust (DHC)

Date	Size ($mm)	Financing	Bank of America Role
4/17/2012	350	5.625% Senior Notes due 2042	Joint Book-Running Manager
4/23/2014	250	4.75% Senior Notes due 2024	Joint Lead Manager
2/10/2016	250	6.25% Sr Nts due 2046	Joint Book-Running Manager
2/12/2018	500	4.75% Sr Nts due 2028	Joint Lead Manager
5/28/2020	1,000	9.75% Sr Nts due 2025	Joint Lead Manager
2/3/2021	500	4.375% Sr Nts due 2031	Joint Book-Running Manager
	$2,850		
Equity Transactions			
1/23/2013		10,000,000 Shares	Co-Lead Manager
4/17/2014		13,500,000 Shares	Joint Book-Running Manager
2/4/2015		27,000,000 Shares	Joint Book-Running Manager

Office Properties Income Trust (OPI)

Date	Size ($mm)	Financing	Bank of America Role
5/19/2016	300	5.875% Senior Notes due 2046	Joint Book-Running Manager
5/10/2017	350	4.25% Senior Notes due 2024 (*)	Joint Book-Running Manager
6/16/2020	150	6.375% Senior Notes due 2050	Joint Book-Running Manager
9/17/2020	250	4.50% Senior Notes due 2025	Joint Book-Running Manager
5/13/2021	300	2.65% Senior Notes due 2026	Joint Book-Running Manager
8/10/2021	350	2.40% Senior Notes due 2027	Joint Book-Running Manager
9/21/2021	400	3.45% Senior Notes due 2031	Joint Book-Running Manager
	$2,100		
Equity Transactions			
3/11/2013		13,500,000 Shares	Joint Book-Running Manager
7/23/2014		13,500,000 Shares	Joint Book-Running Manager
10/3/2018		24,918,421 Shares (*)	Joint Book-Running Manager

(*) Transactions for Select Income REIT that was merged with OPI in Dec 2018.

Service Properties Trust (SVC)

Date	Size ($mm)	Financing	Bank of America Role
3/5/2014	350	4.65% Senior Notes due 2024	Joint Lead Manager
9/9/2014	350	4.50% Senior Notes due 2025	Joint Book-Running Manager
1/29/2016	350	5.25% Senior Notes due 2026	Joint Book-Running Manager
1/10/2017	400	4.95% Senior Notes due 2027	Joint Lead Manager
1/10/2017	200	4.50% Senior Notes due 2023	Joint Lead Manager
10/17/2017	400	3.95% Senior Notes due 2028	Joint Lead Manager
1/30/2018	400	4.375% Senior Notes due 2030	Joint Book-Running Manager
9/10/2019	425	4.95% Senior Notes due 2029	Joint Book-Running Manager
9/10/2019	450	4.75% Senior Notes due 2026	Joint Book-Running Manager
9/10/2019	825	4.35% Senior Notes due 2024	Joint Book-Running Manager
6/3/2020	800	7.50% Senior Notes due 2025	Joint Book-Running Manager
11/17/2020	450	5.50% Senior Notes due 2027	Joint Book-Running Manager
	$5,400		
Equity Transactions			
8/15/2016		11,000,000 Shares	Joint Book-Running Manager

Industrial Logistics Properties Trust (ILPT)

Date	Size ($mm)	Financing	Bank of America Role
2/25/2022	1,126	Loan Agreement	Lender- Member of Lending Syndicate
2/25/2022	445	Mezzanine A loan agreement	Lender- Member of Lending Syndicate
2/25/2022	620	Mezzanine B loan agreement	Lender- Member of Lending Syndicate
3/8/2022	1,400	Loan Agreement	Lender- Member of Lending Syndicate
	$3,591		

BofA's Opinion Undervalued DHC and Overvalued OPI

Recall the following:

Slide 31: Undervalued DHC by Focusing on Depressed 2023 EBITDA

Slide 35: Overvalued OPI Using Aggressive Disc. & Growth Rates

Slide 36: Overvalued OPI by Using Misleading Transaction Comps







Given the flawed nature of BofA's financial analysis, we question where BofA's loyalties lie.

Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

Dubious Act #1: Mr. Portnoy's AlerisLife Deal

While negotiating the OPI-DHC merger, Mr. Portnoy bought AlerisLife for ~$44 million

No entity is more integrated in DHC's business than AlerisLife (Nasdaq: ALR), an entity that manages senior living communities.

DHC was the majority shareholder of AlerisLife – holding 31.9% of the company's outstanding shares – at the time of the deal.

In addition to serving as the Chairman of RMR, Mr. Portnoy was also serving as the Chairman of AlerisLife.

Mr. Portnoy strategically acquired AlerisLife while he knew projections for 2023 were going to be weak (projected $3 million in 2023 EBITDA) and before it was priced for 2024 (projected $16 million in 2024 EBITDA) – effectively cheating DHC shareholders out of selling AlerisLife for a higher price.

It is evident that Mr. Portnoy saw the value in DHC's senior housing portfolio given that he negotiated and purchased AlerisLife at the same time that he was orchestrating the transaction between DHC and OPI.





Late 2022
DHC and OPI in discussions regarding a potential transaction

December 2022
ABP Acquisition approaches AlerisLife regarding a potential deal

February 2023
ABP Acquisition announces it will acquire AlerisLife

March 2023
ABP Acquisition closes on its acquisition of AlerisLife

April 2023
DHC and OPI announce proposed merger

AlerisLife EBITDA
($ in millions)
30
25
20
15
10
5
0
4.9
16.5
15.6
4.3
18
23.6
25.6
26.5
2020A
2021A
2022E
2023E
2024E
2025E
2026E
2027E

Mr. Portnoy siphoned value out of DHC by acquiring AlerisLife for 3x its projected 2024 EBITDA vs. its fair value of 11x EBITDA, depriving DHC of tens of millions of dollars.

51

Source: AlerisLife Company Filings and Schedule 14D-9 merger disclosure.

Dubious Act #2: Financial Strength to Fear-Mongering



Financial Strength Messaging → **Deal Announced** → **Fear-Mongering**

July 28, 2022

"…*we are also pleased that we are* ***in the financial position*** *to opportunistically acquire this attractive, well located and long term, fully leased Life Science property…*"

-Jennifer Francis, President & CEO

August 3, 2022

"… *[we] redeemed* ***$500 million*** *of our 9.75% senior notes in June.*"

-Jennifer Francis, President & CEO

August 4, 2022

"*We're making progress on all of our strategic objectives as we* ***continue to grow EBITDA*** *and position the company to deliver long term sustainable growth.*"

-Jennifer Francis, President & CEO

September 2022

DHC begins discussions with OPI to merge

November 3, 2022

"*We have* ***no significant maturities until 2024*** *and we have almost $5.8 billion of unencumbered gross real estate assets…*"

-Rick Siedel, CFO

February 3, 2023

ABP acquires AlerisLife, displaying Mr. Portnoy's conviction in DHC and its SHOP portfolio

businesswire — A Berkshire Hathaway Company

ABP Acquisition to Acquire AlerisLife for $1.31 Per Share

March 2, 2023

"*…We spent a little over $300 million in 2022 and about* ***$228 million of it was in the SHOP portfolio****. We expect it to continue kind of at that level for 2023 as well.*"

-Rick Siedel, CFO

April 11, 2023

DHC and OPI announce merger agreement, claiming DHC is in dire straits and has no choice but to merge

businesswire — A Berkshire Hathaway Company

Diversified Healthcare Trust and Office Properties Income Trust Announce Agreement to Merge in All-Share Transaction

April 2023

DHC begins to face potential investor lawsuits over the merger

May 8, 2023

Less than one month after the merger proposal was announced, DHC includes a "Going Concern" section in its 10-Q filing, stating that COVID-19 headwinds are adversely impacting its SHOP portfolio – **a complete 180 from the sentiment in its 10-K from two months prior**

May 23, 2023

FLAT FOOTED

FFL files 13D opposing the proposed merger

May 23, 2023

DHC publishes press release directly contradicting its March 1, 2023 press release

"*While the SHOP segment performance is generally improving, it* ***remains inconsistent from month-to-month and difficult to predict*** *…*"

June 12, 2023

D E Shaw & Co

D.E. Shaw files 13D opposing the proposed merger

June 29, 2023

DHC announces non-monetary default on its $450 million credit facility

businesswire — A Berkshire Hathaway Company

Diversified Healthcare Trust Announces Event of Default Under $450 Million Credit Facility for Insufficient Collateral Value

June 30, 2023

H/2 Capital Partners

H/2 Capital Partners files 13D opposing the proposed merger

Source: Public filings; DHC earnings calls and press releases.

Dubious Act #2: Financial Strength to Fear-Mongering

RMR hopes that fear-mongering regarding DHC's financial condition will earn shareholder support

We seriously question the timing of the June 29th reappraisal of certain medical office and life science properties, and the Company's unusual decision to feature this corporate update in a press release rather than a standard 8-K filing with the SEC.

DHC continues to disclose that it is attempting to negotiate an extension of the $450 million credit facility with its lenders, despite it being supported by more than $1 billion in collateral (per financial statements).

Given the substantial collateral support, we believe an extension of the $450 million revolver past January 2024 is readily achievable.

> "*Our credit facility is secured by 61 properties which had an appraised value in excess of $1.3 billion based on appraisals completed to secure the credit facility.* **We believe we will have access to various types of financings, including equity offerings, to repay our debts and other obligations as they become due or will be able to extend the maturity of certain debt.**"

DHC's Form 10-K for the fiscal year ended December 31, 2022.

Diversified Healthcare Trust Announces Event of Default Under $450 Million Credit Facility for Insufficient Collateral Value

Appraised Value of Collateral Properties Declined by 22%

Working with Lenders to Obtain Waiver Through September 30th

Merger with OPI is Best Alternative Available to DHC

June 29, 2023 08:00 AM Eastern Daylight Time

NEWTON, Mass.--(BUSINESS WIRE)--Diversified Healthcare Trust (Nasdaq: DHC) today announced that a non-monetary event of default has occurred under its $450 million credit facility. The facility requires DHC to maintain collateral properties with an aggregate appraised value of at least $1.09 billion. The facility allows the facility's administrative agent to periodically reappraise the collateral properties and, on June 23, 2023, the administrative agent notified DHC that the reappraised value of the 61 medical office and life science properties securing the facility had declined from $1.34 billion to $1.05 billion, below the $1.09 billion threshold required under the facility. The appraised values of the collateral properties securing the facility declined 22% since they were last appraised in January 2021.

DHC is currently negotiating a limited waiver with the requisite lenders under the facility to waive the event of default through September 30, 2023, the outside closing date for DHC's pending merger with Office Properties Income Trust (Nasdaq: OPI), at which time DHC's $450 million credit facility will be fully refinanced.

DHC's purported "financial constraints" ring hollow when one takes an objective look at the Company's balance sheet and prior instances of renegotiating debt.

Source: Company filings and press releases.

Dubious Act #2: Financial Strength to Fear-Mongering

RMR's own March 2023 investor presentation similarly undermines DHC's recent "going concern" disclosure.

RMR assured its investors about the stability of RMR's management fees.

This contradiction completely undermines the reliability of DHC's "going concern" disclosure.

A logical conclusion is that the "going concern" crisis and alleged need to merge with OPI has been fabricated by RMR to further its own interests.



Source: The RMR Group Inc. Investor Presentation (March 2023).

Dubious Act #3: Mr. Portnoy's Rapid Purchases of DHC Stock

Immediately prior to the record date, Mr. Portnoy purchases 20.7 million shares of DHC stock

Mr. Portnoy purchased DHC shares for 11 consecutive days leading up to the record date, accounting for 23% of the aggregate trading volume:



April 11
DHC & OPI merger announced

June 2
Purchased ~1.6 million shares at $1.69

June 5
Purchased ~2.3 million shares at $1.75

June 6
Purchased ~1.6 million shares at $1.87

June 7
Purchased ~2.4 million shares at $2.34

June 8
Purchased ~1.7 million shares at $2.46

June 9
Purchased ~1.905 million shares at $2.60

June 12
Purchased ~2.0 million shares at $2.87

June 13
Purchased ~2.0 million shares at $3.03

June 14
Purchased ~2.0 million shares at $3.07

June 16
Record Date per DHC & OPI S-4/A filling

June 20
OPI & DHC file S-4/A disclosing Record Date

It is concerning that an insider with significant knowledge of the transaction process purchased stock at high prices during the S-4 review and right before a record date was set for the Special Meeting.

Source: Company filings.

Dubious Act #4: New Details Disclosed in Recent Filings

On July 7, 2023, OPI filed yet another amendment to its registration statement disclosing relevant details related to conflicts and prior financing offers that were previously omitted

Pre-Existing Relationships

Disclosed pre-existing relationships between Mr. Portnoy, Ms. Jones, and others, who the Company previously stated were "independent" and therefore disinterested in the deal.

RMR is the business and property manager of OPI and DHC, and the personnel and various services that OPI and DHC require to operate their respective businesses are provided by RMR pursuant to the respective management agreements with RMR, which have successive 20 year terms. RMR is a majority owned subsidiary of RMR Inc., and RMR Inc. is the managing member of RMR. Adam D. Portnoy, chair of the board of trustees and a managing trustee of each of OPI and DHC, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc~~., a managing director,~~.; the president ~~and~~, chief executive officer, a managing director and chair of the board of directors of RMR Inc~~.,~~.; and ~~an~~president and chief executive officer ~~and employee~~ of RMR. Jennifer B. Clark, OPI's other managing trustee and secretary of each of OPI and DHC, also serves as a managing director, executive vice president, general counsel and secretary of RMR Inc. and as an executive officer and employee of RMR. Ms. Clark also serves as a secretary of all RMR managed companies and an executive vice president, general counsel and secretary of Tremont Realty Capital, a wholly owned SEC registered investment adviser subsidiary of RMR. Jennifer F. Francis, DHC's other managing trustee, also serves as an executive officer of RMR Inc. and as an executive officer and employee of RMR. Ms. Francis is also responsible for senior living and hotel asset management activities and acquisitions and dispositions at RMR. Christopher J. Bilotto, the president and chief operating officer of OPI, Matthew C. Brown, the chief financial officer and treasurer of OPI, and Richard W. Siedel, Jr., the chief financial officer and treasurer of DHC, each also serve as officers and employees of RMR. Each of Jeffrey P. Somers and John. L. Harrington are independent trustees of each of OPI and DHC, but neither served on the OPI special committee or the DHC special committee. Each of the independent trustees of OPI and DHC was determined to meet all applicable listing and other requirements for independence and was determined to be an independent trustee pursuant to the DHC board of trustees' or the OPI board of trustees', as applicable, annual independence determinations. Certain trustees of OPI and DHC serve as trustees or have served as trustees and/or directors of other companies managed by RMR. Mr. Harrington also serves as a trustee of Service Properties Trust; Lisa Harris Jones, an independent trustee of DHC, serves as a trustee of Industrial Logistics Properties Trust, and served as a director of TravelCenters of America Inc.; William A. Lamkin, an independent trustee of the OPI board of trustees, serves as a trustee of Service Properties Trust and Seven Hills Realty Trust; Mr. Portnoy serves as a managing trustee/director and chair of the board of all RMR managed companies; Mr. Somers serves as a trustee of

H/2 Term Sheet

Disclosed that in November 2022, DHC management received an unsolicited term sheet from H/2 Capital Partners regarding a potential refinancing of DHC's senior unsecured notes.

On November 18, 2022, DHC management received an unsolicited term sheet from H/2 Capital Partners ("H/2") regarding a potential refinancing of all of DHC's outstanding 2024 senior unsecured notes and a portion of DHC's outstanding 2025 senior unsecured notes (the "H/2 Term Sheet"). During the meeting of the DHC board of trustees held on December 15, 2022, discussed further below, DHC management and the DHC board of trustees discussed potential capital raising alternatives in light of DHC's upcoming debt maturities and capital expenditure requirements, and in light of its inability to refinance or issue new debt due to its non-compliance with its debt incurrence covenants. As part of this discussion, DHC management reviewed with the DHC board of trustees three illustrative term sheets for capital raising alternatives, including a non-convertible preferred transaction with warrants, a structurally senior preferred equity transaction and the H/2 Term Sheet. With respect to the H/2 Term Sheet, DHC management and the DHC board of trustees considered that the proposed refinancing transaction or any debt issuance or refinancing transaction could not currently be implemented in light of DHC's non-compliance with its debt incurrence covenants, and that, in light of the continued depressed operating performance of DHC's SHOP communities, among other things, DHC was not expected to regain compliance with its debt incurrence covenants until mid-2024 at the earliest, after $700 million of its debt would mature. Further, DHC management and the DHC board of trustees considered that, even if DHC were to regain compliance with

---

We question how DHC, OPI, and its advisors determined that it was appropriate to omit such important background related to the contemplation of the proposed merger.

Source: Form S-4/A for the proposed merger filed by OPI on July 7, 2023.

Dubious Act #5: New Management Agreement and Risk Factors

OPI Property Management Agreement
(Third Amended and Restated – April 11)

The prior Management Agreement was specific in covering ONLY owners' office properties.

New Agreement's language (effective upon merger):
- With the new language "unless otherwise agreed," RMR can potentially add the full SHOP portfolio under its 3% fee umbrella. (SHOP revenue > $1B).
- Adds the NNN senior housing (27 properties), future senior housing leased properties, and the Wellness portfolio to the group of assets charged 3% of gross rent.

As used in this Agreement, "Managed Premises" shall mean all ~~the~~ properties of Owners that ~~Owners shall~~ from time to time ~~designate as~~are subject to this Agreement~~, including, without limitation, all of Owners' office properties~~; provided, that "Managed Premises" shall not include senior living communities leased to a taxable real estate investment trust subsidiary and managed by a third party operator unless otherwise agreed.

"... unless otherwise agreed."

DHC is Now Backpedaling on the Two Main Reasons for Doing the Deal

When comparing the risk language from DHC's May 23rd press release to a June 26th press release, we noted DHC revised that the Company is not in compliance with the coverage ratio and that the dividend might not be sustainable.

sure that any or all of these conditions will be satisfied or waived. Accordingly, ~~and accordingly~~, the merger may not close on the contemplated terms or at all or it may be delayed, and if merger does close, DHC may not realize the benefits from the merger that it currently expects, including the expectation that the combined company will immediately be in compliance with its debt incurrence covenant and able to refinance or issue new debt, will be less vulnerable to the inconsistent nature of the SHOP recovery and will provide an annual distribution to DHC shareholders that represents an immediate increase of 267% over the current annual distribution received by these shareholders. ~~.~~

We question why these disclosures were made *after* the transaction was announced in April.

Source: Company filings. DHC June 26, 2023, Press Release titled: *Diversified Healthcare Trust Provides Monthly SHOP Performance Update*.

Superior Alternatives for DHC

Superior Alternatives for DHC

Priority: Realize full potential of SHOP

Attractive supply / demand dynamics to benefit owners of legacy senior housing assets.

Return on incremental capital deployed very attractive.

Position business to access inexpensive GSE financing.

Step 1: Align capital spending plan with available cash resources

Abandon reckless and hurried capital investment program in favor of a prudent cadence that prioritizes investment in the SHOP portfolio.

Curtail all superfluous RMR fee-driven spending.

Step 2: Sell non-core assets to realize value and improve liquidity

Value of non-core assets operating at stabilized levels and easily monetizable:

$267 million – 27 senior housing facilities under triple net leases.

$160 million – Wellness centers, including six Life Time Fitness Facilities.

$150 million – Equity stakes in two joint ventures.

Step 3: Address remaining liquidity needs through obvious financing options

Solicit bondholder consents.

Issue preferred stock.

Issue a zero-coupon bond.

Realize Full Potential of SHOP

Capitalize on senior housing's rebound and unprecedented multi-year growth opportunity

" We are projecting unprecedented organic growth in our portfolio, once again driven by SHOP, and complemented by the positive compounding contributions of our office business... "

– Debra A. Cafaro, CEO, Ventas, Inc.
(Q4 Earnings call, 10 Feb 2023)

" While we achieved an impressive 19% SHOP NOI growth in 2022 and expect circa 20% NOI growth in 2023, I believe we're only at the beginning of a multiyear double-digit NOI growth, resulting from a long runway of occupancy gain, rate growth and operating margin expansion. "

-- Shankh Mitra, CEO, Welltower
(Q4 Earnings call, 16 Feb 2023)

" Looking forward, we project an incremental $300-plus million of additional NOI opportunity available from simply reaching pre-pandemic margins and occupancy of 88% in the portfolio. Beyond that target, we believe that above 90% occupancy and higher margins are also attainable because current supply-demand conditions are materially more favorable than they were during the last peak period. "

-- Debra A. Cafaro, CEO, Ventas, Inc.
(Q1 Earnings call, 9 May 2023)

Step 1: Align Capital Spending with Business Cash Flow

- RMR's poor capital allocation and fee-motivated spending have nearly halved DHC's cash balances from December 2022 to March 2023.

- In our view, DHC does not need to spend such a large percentage of its capital on redevelopment or facilities upgrades at this time.

- Given the current state of the Company's balance sheet, RMR and the Board should moderate DHC's discretionary capital spending plan (e.g., rein in Capex dramatically and thoughtfully allocate capital) so that it spends its money over the long-term – instead of over the next 12 months.

Instead of depleting DHC's dwindling cash balance, management and the Board need to be more thoughtful stewards of shareholders' capital and rein in discretionary spending.

Step 2: Sell Non-Core Assets to Realize Value & Improve Liquidity

Debt maturities can be addressed through the sale of a small % of unencumbered assets

$267 million

27 senior housing facilities under triple net leases.

FFL believes a deep and ready market exists for these assets, and multiple buyers would be willing to transact at attractive prices for DHC in a relatively achievable timeframe.

$160 million

Wellness centers, including six Life Time Fitness facilities.

FFL believes a deep and ready market exists for these assets, and multiple buyers would be willing to transact at attractive prices for DHC in a relatively achievable timeframe.

$150 million

Equity stakes in two joint ventures:

Seaport Innovation LLC
The LSMD Fund REIT LLC

Multiple shareholders have offered DHC constructive solutions to its near-term liquidity issues – all of which are superior to the value-destructive merger with OPI.

Step 3: Address Any Remaining Liquidity Needs

In a recent presentation, D.E. Shaw outlined obvious solutions for addressing DHC's debt:

Solicit Bondholder Consents

Both front-dated and long-dated bondholders are incentivized to remove covenants to help secure repayment.

DHC could offer a consent fee and/or the ability for long-dated bonds to partially exchange into secured bonds.

We believe this would be sufficient to entice a majority of bondholders to consent and/or remove their covenants.

Issue Preferred Stock

DHC could issue preferred stock, which would have debt-like features but could be classified as equity and therefore be issued even if the Company remains out of compliance with its covenants.

The Company admitted interested parties had proposed a structured preferred stock deal during a recent investor call.

DHC could also issue structured preferred stock at its operating company subsidiaries, significantly reducing the cost of the instrument.

Issue a Zero-Coupon Bond

DHC could issue a $750 million zero-coupon bond to repay its 2024 and 2025 maturities.

This would remove $61 million from the proforma cash debt service expense and bring DHC into covenant compliance.

This bond could be secured by DHC's assets and would have a short maturity, making it attractive to investors.

Multiple shareholders have offered DHC constructive solutions to its near-term liquidity issues – all of which are superior to the value-destructive merger with OPI.

Source: "The D.E. Shaw Group's Perspectives on the Proposed DHC-OPI Merger: Why We Intend to Vote AGAINST the Transaction." July 2023

Vote the **GOLD** Proxy Card to Save DHC


PROTECT YOUR INVESTMENT IN DHC



We Urge Shareholders to Vote AGAINST the Proposed

Merger on the GOLD Proxy Card to SAVE DHC.

www.SaveDHC.com


Appendix

FFL Sum-of-the-Parts

Business Unit	Value ($ in millions)	2024 EBITDA	Multiple	Notes
SHOP Portfolio	$ 2,940	$ 210	14.0x	EBITDA based on 2024 company guidance;
				Multiple based on recent 2024 Brookdale multiple(*)
		Ann. 1Q23 EBITDA	Cap Rate	
Life Science Buildings	505	40.4	8.0%	Gross BV was $703 million at Dec 31, 2022
Medical Office Buildings	1,050	84.0	8.0%	Gross BV is $1.33 billion at Dec 31, 2022
Triple Net Senior Housing	267	22.7	8.5%	Gross BV was $195 million at Dec 31, 2022
Wellness (Life Time/Others)	176	15.0	8.5%	Gross BV was $180 million at Dec 31, 2022
JV- Seaport	105			DHC Carrying Value
JV- LSMD Fund REIT	49			DHC Carrying Value
Total Asset Value	5,092			
Total Debt	(2,830)			Total debt at Mar 31, 2023
Cash	150			Estimated excess cash at Mar 31, 2023
Net Debt	(2,680)			
RMR Management Fees	(222)			Capitalized value RMR management fees
Equity Value	$ 2,190			
Shares Outstanding	240			Share balance at May 3, 2023
Value per share	$ 9.13			

(*) Company guided to $210mm on its April 11, 2023 conference call.

At $2.9 B, the portfolio is valued at $117K/unit, which is a 38%+ discount to recent industry sales.

At the current equity price ($1.00), the SHOP Portfolio is being valued at $41K/unit.